

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2013

<u>Via E-mail</u>
Brent Whiteley
Chief Financial Officer
SAExploration Holdings, Inc.
3333 8th Street SE, 3rd Floor
Calgary, Alberta T2G 3A4

      Re: SAExploration Holdings, Inc.
              Item 4.01 Form 8-K
              Filed June 28, 2013
              File No. 001-35471

Dear Mr. Whiteley:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Robert S. Littlepage for

      Larry Spirgel
      Assistant Director